UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ACTION ACQUISITION CORPORATION
(Name of Issuer)
Ordinary Shares, $0.000128 par value per share
(Title of Class of Securities)
G0082K109
(CUSIP Number)

Sheng Zhou
c/o Good Energy Enterprise, Ltd.
1601 South Tower, Poly International Plaza
No.1 Pazhou Road East, Haizhu District
Guangzhou, China 510000

Golden Grand Enterprises, Inc.
c/o Good Energy Enterprise, Ltd.
1601 South Tower, Poly International Plaza
No.1 Pazhou Road East, Haizhu District
Guangzhou, China 510000

Good Energy Enterprise, Ltd.
1601 South Tower, Poly International Plaza
No.1 Pazhou Road East, Haizhu District
Guangzhou, China 510000

Huge Pine Development, Ltd.
c/o Good Energy Enterprise, Ltd.
1601 South Tower, Poly International Plaza
No.1 Pazhou Road East, Haizhu District
Guangzhou, China 510000

With copy to:
 Stevens & Lee, P.C.
William W. Uchimoto, Esq.
Stevens & Lee, P.C.
1818 Market Street, 29th Floor
Philadelphia, PA 19103-1702

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. G0082K109              13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Sheng Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,652,747 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,652,747 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,652,747 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 38.58% of ordinary shares (23.03% of total voting power)*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*
In connection with the consummation of the share exchange, the Company issued 10,129,725 ordinary shares, par value $0.000128 (the “Ordinary Shares”), and 98,885.37 preference shares, par value $0.000128 (the “Preference Shares”), to GPC Shareholders (defined herein), resulting in the Company having 14,651,922 Ordinary Shares and 98,885.37 Preference Shares issued and outstanding.  The Preference Shares vote together with the Ordinary Shares on all matters, except that each Preference Share has 100 votes.  As a result, the total voting power of the issued and outstanding securities of the Company is 24,540,459 shares.

CUSIP No. G0082K109              13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Golden Grand Enterprises, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,617,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.69% of ordinary shares (14.74% of total voting power)*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*
In connection with the consummation of the share exchange, the Company issued 10,129,725 Ordinary Shares and 98,885.37 Preference Shares to GPC Shareholders, resulting in the Company having 14,651,922 Ordinary Shares and 98,885.37 Preference Shares issued and outstanding.  The Preference Shares vote together with the Ordinary Shares on all matters, except that each Preference Share has 100 votes.  As a result, the total voting power of the issued and outstanding securities of the Company is 24,540,459 shares.

CUSIP No. G0082K109              13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Good Energy Enterprise, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,401,882
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 9.57% of ordinary shares (5.71% of total voting power)*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*
In connection with the consummation of the share exchange, the Company issued 10,129,725 Ordinary Shares and 98,885.37 Preference Shares to GPC Shareholders, resulting in the Company having 14,651,922 Ordinary Shares and 98,885.37 Preference Shares issued and outstanding.  The Preference Shares vote together with the Ordinary Shares on all matters, except that each Preference Share has 100 votes.  As a result, the total voting power of the issued and outstanding securities of the Company is 24,540,459 shares.

CUSIP No. G0082K109              13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Huge Pine Development, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 633,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 4.32% of ordinary shares (2.58% of total voting power)*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*
In connection with the consummation of the share exchange, the Company issued 10,129,725 Ordinary Shares and 98,885.37 Preference Shares to GPC Shareholders, resulting in the Company having 14,651,922 Ordinary Shares and 98,885.37 Preference Shares issued and outstanding.  The Preference Shares vote together with the Ordinary Shares on all matters, except that each Preference Share has 100 votes.  As a result, the total voting power of the issued and outstanding securities of the Company is 24,540,459 shares.

Item 1.  Security and Issuer

This Schedule 13D relates to the acquisition by Mr. Sheng Zhou, Golden Grand Enterprises, Ltd. (“Golden Grand”), Good Energy Enterprise, Ltd. (“Good Energy”), and Huge Pine Development, Ltd. (“Huge Pine”) of an aggregate of 5,652,747 ordinary shares, par value $0.000128 per share (the “Ordinary Shares”), of Action Acquisition Corporation (the “Company”) in connection with the consummation of the share exchange contemplated by a Share Exchange Agreement, dated September 10, 2010 (the "Share Exchange Agreement"), by and among the Company, certain controlling shareholders of the Company, Grand Power Capital, Inc. (“GPC”) and all of the shareholders of GPC (the "GPC Shareholders") pursuant to which the GPC Shareholders exchanged their respective ordinary shares of GPC for securities of the Company.  The Company’s principal executive office is located at c/o Shenzhen ORB-Fortune New-Material Co., Ltd., Room O-R, Floor 23, Building A, Fortune Plaza. Shennan Road, Futian District, Shenzhen, Guangdong Province, China 518040.  Collectively, Mr. Zhou, Golden Grand, Good Energy, and Huge Pine are referred to herein as the "Reporting Persons."

Item 2.  Identity and Background

(1)	(a) Sheng Zhou

(b) c/o Good Energy Enterprise, Ltd., 1601 South Tower, Poly International Plaza, No.1 Pazhou Road East, Haizhu District, Guangzhou, China 510000.

(c)  Mr. Zhou is the Managing Director of Golden Grand, Good Energy, and Huge Pine.  Mr. Zhou is also an Executive Director of  Sunrise Capital International, Inc. at Unit 2309, South Tower, World Trade Centre, Huanshi Road East, Guangzhou, Guangdong Province, China 510095.

(d) During the last five years, Mr. Zhou has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Mr. Zhou was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Zhou is a citizen of New Zealand.

(2)	(a) Golden Grand Enterprises, Ltd.

(b)  c/o Good Energy Enterprise, Ltd., 1601 South Tower, Poly International Plaza, No.1 Pazhou Road East, Haizhu District, Guangzhou, China 510000.

(c)  Not applicable.

(d)  During the last five years, Golden Grand has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Golden Grand was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Golden Grand is an entity organized and existing under the laws of the British Virgin Islands.

(3)	(a) Good Energy Enterprise, Ltd.

(b)  1601 South Tower, Poly International Plaza, No.1 Pazhou Road East, Haizhu District, Guangzhou, China 510000.

(c)  Not applicable.

(d)  During the last five years, Good Energy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Good Energy was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Good Energy is an entity organized and existing under the laws of the British Virgin Islands.
(4)	(a) Huge Pine Development, Ltd.

(b)  c/o Good Energy Enterprise, Ltd., 1601 South Tower, Poly International Plaza, No.1 Pazhou Road East, Haizhu District, Guangzhou, China 510000.

(c)  Not applicable.

(d)  During the last five years, Huge Pine has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Huge Pine was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Huge Pine is an entity organized and existing under the laws of the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons received an aggregate of 5,652,747 Ordinary Shares in connection with the consummation of the share exchange.  Golden Grand, Good Energy, and Huge Pine received 3,617,757, 1,401,882, and 633,108 ordinary shares, respectively, in the share exchange.  Mr. Zhou did not receive any shares in the share exchange.  However, as Managing Director of each of Golden Grand, Good Energy, and Huge Pine, he has sole voting and dispositive power with respect to all of the Ordinary Shares held by them.  In connection with the consummation of the share exchange, the Company issued 10,129,725 Ordinary Shares and 98,885.37 Preference Shares to GPC Shareholders, resulting in the Company having 14,651,922 Ordinary Shares and 98,885.37 Preference Shares issued and outstanding.  The Preference Shares vote together with the Ordinary Shares on all matters, except that each Preference Share has 100 votes.  As a result, the total voting power of the issued and outstanding securities of the Company is 24,540,459 shares.

Item 4.  Purpose of Transaction

The Reporting Persons received an aggregate of 5,652,747 Ordinary Shares of the Company in connection with the consummation of the transactions contemplated by the Share Exchange Agreement, as discussed in Item 3 above.  The purpose of the share exchange was to permit the GPC Shareholders to obtain control of the Company and to permit the Company to acquire GPC and its subsidiaries.

Item 5.  Interest in Securities of the Issuer

(a)	Mr. Zhou may be deemed to beneficially own 5,652,747 Ordinary Shares (or 23.03% of the outstanding voting power) of the issued and outstanding securities of the Company.

Golden Grand owns 3,617,757 Ordinary Shares (or 14.74% of the outstanding voting power) of the issued and outstanding securities of the Company.

Good Energy owns 1,401,882 Ordinary Shares (or 5.71% of the outstanding voting power) of the issued and outstanding securities of the Company.

Huge Pine owns 633,108 Ordinary Shares (or 2.58% of the outstanding voting power) of the issued and outstanding securities of the Company.

(b)	See rows (7) through (10) of the cover pages for the Reporting Persons at the beginning of this Schedule 13D, which are incorporated herein by reference.

(c)	See Item 3 above for a description of the share exchange.

(d)	Not applicable.

(e)    Not applicable for all entities other than Huge Pine.  Huge Pine has never beneficially owned 5% or more of the Company’s securities, or securities which represent 5% or more of the Company’s outstanding voting power.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.  Material to be Filed as Exhibits

The Share Exchange Agreement is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on September 16, 2010.  Powers of attorney authorizing representatives for each of the Reporting Persons to execute and file this Schedule 13D on their respective behalf are also filed herewith (for Good Energy and Huge Pine) or incorporated by reference to Forms 3 filed with the SEC on September 21, 2010 (for Mr. Zhou and Golden Grand).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2010	By:	/s/ Dana M. Eddis, By Power of Attorney
Dana M. Eddis
Authorized Representative

GOLDEN GRAND ENTERPRISES, LTD.

Date: October 1, 2010	By:	/s/ Dana M. Eddis, By Power of Attorney
Dana M. Eddis
Authorized Representative

GOOD ENERGY ENTERPRISE, LTD.

Date: October 1, 2010	By:	/s/ Dana M. Eddis, By Power of Attorney
Dana M. Eddis
Authorized Representative

HUGE PINE DEVELOPMENT, LTD.

Date: October 1, 2010	By:	/s/ Dana M. Eddis, By Power of Attorney
Dana M. Eddis
Authorized Representative

INDEX TO EXHIBITS

Exhibit No.	Exhibit
10.1
Share Exchange Agreement dated September 10, 2010 by and among Action and its controlling shareholders, and GPC and GPC’s shareholders, filed as Exhibit 10.1 to the Form 8-K filed with the SEC on September 16, 2010 and incorporated herein by reference.

24.1	Power of Attorney for Sheng Zhou, filed as Exhibit 24.1 to the Form 3 filed with the SEC on September 21, 2010 and incorporated herein by reference.
24.2	Power of Attorney for Golden Grand Enterprises, Ltd., filed as Exhibit 24.2 to the Form 3 filed with the SEC on September 21, 2010 and incorporated herein by reference.
24.3	Power of Attorney for Good Energy Enterprise, Ltd.
24.4	Power of Attorney for Huge Pine Development, Ltd.